UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D
Under the Securities Exchange Act of 1934

Liberty All-Star Growth Fund, Inc. (ASG)

(Name of Issuer)

Common Shares

(Title of Class of Securities)

529900102

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 10, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 529900102

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  4,435,750

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  4,435,750

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

4,435,750

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

14.75%

14. Type of Reporting Person (See Instructions)

IA

Item 1. Security and Issuer.

Liberty All-Star Growth Fund, Inc.
Alps Advisors Inc.
1290 Broadway, Suite 1100
Denver, CO 80203

Item 2. Identity and Background.

(a) Karpus Management, Inc., d/b/a Karpus Investment Management (“KIM”), George W. Karpus, President, Director and controlling stockholder.

(b) The address of KIM’s principal place of business and principal office is: 183 Sully’s Trail, Pittsford, New York 14534.

(c) Principal business and occupation - Investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts and others.

(d) None of the Principals or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).

(e) During the last 5 years none of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 4,435,750 shares of the Liberty All-Star Growth Fund, Inc. on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 14.75% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of Liberty All-Star Growth Fund, Inc. fit the investment guidelines for various Accounts. Shares have been acquired since August 19, 2008.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM represents beneficial ownership of 4,435,750 shares or 14.75% of the outstanding shares. George W. Karpus presently owns 50,545 shares. George W. Karpus bought shares on September 15, 2008 at $3.99 (25 shares), September 15, 2008 at $3.99 (5 shares), September 17, 2008 at $3.71 (525 shares), September 17, 2008 at $3.71 (30 shares), September 18, 2008 at $3.61 (470 shares), September 18, 2008 at $3.61 (25 shares), September 23, 2008 at $3.8 (120 shares), September 23, 2008 at $3.8 (15 shares), September 24, 2008 at $3.73 (65 shares), September 24, 2008 at $3.73 (10 shares), September 29, 2008 at $3.55 (900 shares), September 29, 2008 at $3.55 (85 shares), October 2, 2008 at $3.38 (210 shares), October 2, 2008 at $3.38 (20 shares), October 6, 2008 at $2.95 (1020 shares), October 6, 2008 at $2.95 (50 shares), October 7, 2008 at $2.71 (85 shares), October 7, 2008 at $2.71 (5 shares), October 8, 2008 at $2.58 (535 shares), October 8, 2008 at $2.58 (50 shares), December 1, 2008 at $2.31 (90 shares), December 10, 2008 at $2.35 (100 shares), December 10, 2008 at $2.35 (15 shares), December 11, 2008 at $2.32 (90 shares), December 11, 2008 at $2.32 (15 shares), December 29, 2008 at $2.56 (20 shares), December 30, 2008 at $2.6 (15 shares), February 25, 2010 at $3.41 (300 shares), February 26, 2010 at $3.45 (500 shares), March 1, 2010 at $3.49 (300 shares), March 2, 2010 at $3.5 (300 shares), March 3, 2010 at $3.54 (300 shares), March 4, 2010 at $3.55 (300 shares), March 5, 2010 at $3.58 (300 shares), March 8, 2010 at $3.63 (300 shares), March 15, 2010 at $3.68 (300 shares), March 23, 2010 at $3.71 (300 shares), April 1, 2010 at $3.76 (300 shares), April 7, 2010 at $3.78 (300 shares), April 13, 2010 at $3.88 (300 shares), April 16, 2010 at $3.94 (300 shares), June 23, 2010 at $3.57 (300 shares), June 24, 2010 at $3.53 (300 shares), June 25, 2010 at $3.55 (300 shares), August 25, 2010 at $3.43 (1400 shares), September 8, 2010 at $3.59 (400 shares), September 9, 2010 at $3.63 (300 shares), September 10, 2010 at $3.61 (300 shares), September 13, 2010 at $3.7 (300 shares), September 14, 2010 at $3.69 (300 shares), September 15, 2010 at $3.7 (300 shares), September 17, 2010 at $3.72 (300 shares), September 20, 2010 at $3.75 (300 shares), September 21, 2010 at $3.76 (300 shares), December 2, 2010 at $4.14 (2000 shares), December 3, 2010 at $4.13 (2500 shares), December 6, 2010 at $4.15 (2500 shares), December 6, 2010 at $4.17 (1500 shares), December 7, 2010 at $4.21 (5000 shares), December 9, 2010 at $4.24 (10000 shares), December 10, 2010 at $4.27 (10000 shares), July 27, 2011 at $4.53 (700 shares), July 28, 2011 at $4.5 (350 shares), August 1, 2011 at $4.45 (350 shares), August 2, 2011 at $4.36 (350 shares), August 3, 2011 at $4.26 (700 shares), and on August 4, 2011 at $4.2 (500 shares). JoAnn Van Degriff presently owns 9,805 shares. Mrs. Van Degriff bought shares on September 17, 2008 at $3.71 (70 shares), September 18, 2008 at $3.61 (55 shares), September 23, 2008 at $3.8 (25 shares), September 24, 2008 at $3.73 (15 shares), September 29, 2008 at $3.55 (205 shares), October 2, 2008 at $3.38 (50 shares), October 6, 2008 at $2.95 (125 shares), October 7, 2008 at $2.71 (20 shares), October 8, 2008 at $2.58 (120 shares), October 10, 2008 at $2.21 (230 shares), October 14, 2008 at $2.97 (125 shares), December 1, 2008 at $2.31 (15 shares), February 20, 2009 at $2.29 (600 shares), February 23, 2009 at $2.25 (1900 shares), February 24, 2009 at $2.21 (400 shares), February 25, 2009 at $2.26 (200 shares), April 13, 2010 at $3.88 (300 shares), April 21, 2010 at $3.93 (500 shares), April 27, 2010 at $3.95 (300 shares), April 29, 2010 at $3.97 (300 shares), May 4, 2010 at $3.89 (300 shares), May 6, 2010 at $3.62 (500 shares), May 7, 2010 at $3.65 (300 shares), May 12, 2010 at $3.79 (300 shares), May 19, 2010 at $3.63 (500 shares), May 26, 2010 at $3.49 (400 shares), June 3, 2010 at $3.55 (400 shares), July 27, 2010 at $3.66 (400 shares), August 20, 2010 at $3.51 (400 shares), August 4, 2011 at $4.2 (250 shares), and on August 8, 2011 at $3.75 (500 shares). Dana R. Consler presently owns 2,270 shares. Mr. Consler bought shares on September 15, 2008 at $3.99 (5 shares),September 17, 2008 at $3.71 (30 shares), September 18, 2008 at $3.61 (15 shares), September 23, 2008 at $3.8 (10 shares), September 24, 2008 at $3.73 (5 shares), September 29, 2008 at $3.55 (75 shares), September 29, 2008 at $3.55 (5 shares) October 2, 2008 at $3.38 (15 shares), October 2, 2008 at $3.38 (5 shares), October 6, 2008 at $2.95 (40 shares), October 6, 2008 at $2.95 (5 shares), October 7, 2008 at $2.71 (5 shares), October 8, 2008 at $2.58 (35 shares), October 8, 2008 at $2.58 (5 shares), October 10, 2008 at $2.21 (1330 shares), October 14, 2008 at $2.97 (10 shares), December 29, 2008 at $2.56 (20 shares), December 30, 2008 at $2.6 (15 shares), March 3, 2009 at $2.05 (140 shares), and on June 29, 2010 at $3.49 (2000 shares). Mr. Consler sold shares on April 27, 2009 at $2.6 (1500 shares). Kathleen F. Crane presently owns 535 shares. Mrs. Crane purchased shares on September 17, 2008 at $3.71 (10 shares), September 18, 2008 at $3.61 (10 shares), September 23, 2008 at $3.8 (5 shares), September 24, 2008 at $3.73 (5 shares), September 29, 2008 at $3.55 (30 shares), October 2, 2008 at $3.38 (10 shares), October 6, 2008 at $2.95 (20 shares), October 7, 2008 at $2.71 (5 shares), October 8, 2008 at $2.58 (20 shares), October 14, 2008 at $2.97 (15 shares), December 30, 2008 at $2.6 (5 shares), and on July 23, 2010 at $3.57 (400 shares). Karpus Investment Management Defined Benefit Plan presently owns 6,606 shares. The Plan purchased shares on September 15, 2008 at $3.99 (5 shares), September 17, 2008 at $3.71 (25 shares), September 18, 2008 at $3.61 (20 shares), September 23, 2008 at $3.8 (10 shares), September 24, 2008 at $3.73 (5 shares), September 29, 2008 at $3.55 (60 shares), October 2, 2008 at $3.38 (15 shares), October 6, 2008 at $2.95 (35 shares), October 7, 2008 at $2.71 (10 shares), October 8, 2008 at $2.58 (35 shares), October 10, 2008 at $2.21 (55 shares), October 14, 2008 at $2.97 (30 shares), December 1, 2008 at $2.31 (5 shares), December 10, 2008 at $2.35 (10 shares), December 11, 2008 at $2.32 (10 shares), December 29, 2008 at $2.55 (16 shares), December 30, 2008 at $2.6 (10 shares), April 16, 2010 at $3.94 (300 shares), May 6, 2010 at $3.62 (500 shares), May 20, 2010 at $3.49 (250 shares), June 17, 2010 at $3.64 (400 shares), August 31, 2010 at $3.49 (300 shares), September 8, 2010 at $3.59 (1600 shares), December 1, 2010 at $4.1 (2400 shares), and on August 8, 2011 at $3.75 (500 shares). Karpus Investment Management Profit Sharing Plan presently owns 15,296 shares. The Plan purchased shares on September 15, 2008 at $3.99 (40 shares), September 17, 2008 at $3.71 (290 shares), September 18, 2008 at $3.61 (255 shares), September 23, 2008 at $3.8 (110 shares), September 24, 2008 at $3.73 (60 shares), September 29, 2008 at $3.55 (810 shares), October 2, 2008 at $3.38 (1655 shares), October 6, 2008 at $2.95 (1330 shares), October 7, 2008 at $2.71 (90 shares), December 10, 2008 at $2.35 (90 shares), December 29, 2008 at $2.55 (180 shares), December 30, 2008 at $2.6 (125 shares), February 25, 2010 at $3.41 (300 shares), June 24, 2010 at $3.53 (300 shares), June 25, 2010 at $3.55 (300 shares), July 12, 2010 at $3.56 (100 shares), July 13, 2010 at $3.55 (400 shares), July 15, 2010 at $3.52 (400 shares), July 16, 2010 at $3.51 (500 shares), July 19, 2010 at $3.46 (400 shares), July 20, 2010 at $3.5 (400 shares), July 21, 2010 at $3.52 (400 shares), July 26, 2010 at $3.64 (400 shares), August 20, 2010 at $3.51 (400 shares), September 8, 2010 at $3.59 (400 shares), December 22, 2010 at $4.24 (1061 shares), July 21, 2011 at $4.68 (2500 shares), July 27, 2011 at $4.53 (350 shares), July 28, 2011 at $4.5 (350 shares), August 1, 2011 at $4.45 (350 shares), August 2, 2011 at $4.36 (350 shares), August 3, 2011 at $4.26 (350 shares), and on August 4, 2011 at $4.2 (250 shares). None of the other principals of KIM presently own shares of Liberty All-Star Growth Fund, Inc.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases:

 Date Shares Price Per Share
 6/9/2011 18850   $4.34
 6/10/2011 55000   $4.29
 6/10/2011 (275)  $4.30
 6/13/2011 14721   $4.28
 6/13/2011 (600)  $4.27
 6/14/2011 15730   $4.32
 6/15/2011 18800   $4.26
 6/16/2011 22735   $4.26
 6/17/2011 14400   $4.29
 6/20/2011 3420   $4.28
 6/21/2011 17333   $4.34
 6/22/2011 1750   $4.39
 6/23/2011 8488   $4.34
 6/24/2011 28320   $4.36
 6/27/2011 6969   $4.35
 6/27/2011 (365)  $4.30
 6/28/2011 10500   $4.38
 6/28/2011 (7500)  $4.36
 6/29/2011 6403   $4.41
 6/29/2011 (4900)  $4.42
 6/30/2011 185   $4.45
 7/5/2011 (2000)  $4.50
 7/6/2011 3565   $4.54
 7/7/2011 2685   $4.62
 7/8/2011 1050   $4.57
 7/11/2011 8500   $4.51
 7/12/2011 1300   $4.51
 7/13/2011 9000   $4.53
 7/13/2011 (2850)  $4.53
 7/15/2011 8700   $4.49
 7/15/2011 (1855)  $4.48
 7/18/2011 (150)  $4.42
 7/20/2011 7175   $4.58
 7/21/2011 13106   $4.65
 7/22/2011 14200   $4.64
 7/22/2011 (10650)  $4.63
 7/25/2011 10200   $4.63
 7/26/2011 22569   $4.60
 7/27/2011 32000   $4.53
 7/27/2011 (9550)  $4.53
 7/28/2011 25209   $4.50
 7/28/2011 (101)  $4.51
 7/29/2011 27741   $4.47
 8/1/2011 5450   $4.45
 8/2/2011 14450   $4.36
 8/3/2011 27200   $4.27
 8/4/2011 15235   $4.20
 8/5/2011 25711   $3.96
 8/8/2011 96936   $3.78
 8/9/2011 20000   $3.71
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the Liberty All-Star Growth Fund, Inc. securities.

Item 7. Materials to be Filed as Exhibits.

None
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Karpus Management, Inc.

By:   /s/
Name:   Sharon Thornton
Title:   Senior Director of Investments
Date:   August 11, 2011